Filed by: JDA Software Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: i2 Technologies, Inc.
Commission File No.: 000-28030
This filing contains forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of i2 Technologies, Inc. (“i2”) will not be successful; the risk that we will not realize all of the anticipated benefits from our acquisition of i2; the risk that customer retention and revenue expansion goals for the i2 transaction will not be met and that disruptions from the i2 transaction will harm relationships with customers, employees and suppliers; the risk that we will not successfully raise adequate financing for the intended structure; the risk that if our intended financing structure is not successful that our alternative financing structure will not be successful; the risk that unexpected costs will be incurred; the outcome of litigation and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the “Risk Factors” section and other sections of our 2009 Annual Report on Form 10-K and i2’s 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission. Neither JDA Software Group, Inc. (“JDA”) nor i2 assumes any obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.
This communication is being made in respect of the proposed transaction involving JDA and i2. In connection with the proposed transaction, JDA plans to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of JDA and i2 plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of JDA and i2. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by JDA and i2 through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the Registration Statement and Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC from JDA by directing a request to JDA Software Group, Inc., 14400 North 87th Street, Scottsdale, Arizona 85260, Attention: Investor Relations (telephone: (480) 308-3000) or going to JDA’s corporate website at www.jda.com, or from i2 by directing a request to i2 Technologies, Inc., One i2 Place, 11701 Luna Road, Dallas, Texas 75234, Attention: Investor Relations (telephone (469) 357-1000) or going to i2’s corporate website at www.i2.com.
JDA, i2 and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding JDA’s directors and executive officers is set forth in JDA’s proxy statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2009, and Annual Report on Form 10-K filed with the SEC on March 13, 2009. Information regarding i2’s directors and executive officers is set forth in i2’s proxy statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2009, and Annual Report on Form 10-K filed with the SEC on March 12, 2000. Additional information regarding the interests of such potential participants will be included in the Joint Proxy Statement/Prospectus and the other relevant documents filed with the SEC (when available).
Filed below is a memorandum delivered to all JDA associates on November 5, 2009 regarding JDA’s proposed acquisition of i2.

November 5, 2009
Memorandum to All JDA Associates:
JDA announced today that it has entered into a definitive merger agreement with i2, through which it will acquire all of the outstanding equity of i2. We are very pleased that we were able to re-engage with i2 to create a company that will provide exciting opportunities for customers, shareholders and associates of the combined company.
The fact that we were not able to close the deal with i2 in the Fall of 2008 due to the impact of the global financial crisis was a great disappointment to us. We knew that this combination was the right move for both of us and that we would be creating a powerful company that would be a formidable competitor in the marketplace. We are pleased that conditions in the financial markets have stabilized, allowing us to establish a secure lender’s commitment, and giving us a very high degree of certainty that we will be able to successfully move forward with this acquisition.
The reasons that led JDA to seek to acquire i2 in 2008 are every bit as compelling today as they were last year. We firmly believe that the time is right to create a global leader in supply chain planning and execution. Consider the following:
•	The economic crisis, and ongoing unpredictability of the global business environment, has created a strong focus on supply chain efficiency and effectiveness in the market. This acquisition positively positions us to respond to that focus.

•	The acquisition of i2 brings to JDA innovative technologies and solutions and an extreme depth of domain and services expertise that will supplement JDA’s current solutions and unparalleled expertise.

•	This combination of our two companies will result in the world’s largest software company focused on supply chain management and will enable accelerated innovation for our customers. Adding i2’s more than 500 customers and robust, patented manufacturing, supply chain, retail and transportation solutions to JDA’s 5,800 customers and rich suite of solutions will result in the most comprehensive end-to-end supply chain management offering in the market worldwide. This will provide significant opportunity for greater value to our combined customer base and to prospective customers in the market.

•	Upon the close of the transaction, which is currently scheduled for the first quarter 2010, JDA will have total revenues of more than $600 million with approximately 3,000 associates worldwide. The size and scope of the combined organization will provide new and increased opportunities for associates to develop their skills and advance their career aspirations with the company. JDA is very pleased to be adding the rich heritage of innovation that i2 and its associates bring to the company. The combined talents of all associates will continue to add to the rich history of innovation for both companies.

During the upcoming weeks, a significant degree of integration planning will take place. The primary goal of this planning process is to create one seamless organization capable of delivering our compelling value proposition to our customers as rapidly as possible. We will take advantage of the hard work and analysis that was done by both JDA and i2 associates a year ago to identify the best practices of both companies. This will allow us to move more quickly with respect to decisions needed to create a high-performing organization from day one.
Clear, consistent communication is critical to our success. We are committed to keeping you informed, and will establish a transition page on jNET in order to provide you with up-to-date information related to the acquisition and integration process. We will also provide a vehicle for you to submit questions related to the process. An all-hands meeting will be scheduled for tomorrow and we will share the full integration plan with you in the near future. I appreciate the dedication and hard work that JDA associates have demonstrated over the years in helping to grow the company and positioning us to take this next step in executing on our growth strategy. I look forward to your support and continued hard work as we move forward in completing this process and begin to integrate i2 into JDA, creating a high performing and successful organization that will provide value and opportunity for customers, shareholders and associates.
Hamish Brewer
JDA CEO

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